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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2002

VANTICO GROUP S.A.
(Exact name of Registrant as specified in its charter)

Luxembourg
(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82            .

NEWS RELEASE

Luxembourg; November 29, 2002

Vantico Group Announces Third Quarter Results

CHF millions	3 months to Sept. 30 2002	3 months to Sept. 30 2001	9 months to Sept. 30 2002	9 months to Sept. 30 2001	12 months to Dec. 31 2001
SALES	358	394	1,133	1,277	1,612
EBIT	5	24	31	100	86
% of sales	1.4%	6.1%	2.7%	7.8%	5.3%
EBITDA	20	36	76	138	140
% of sales	5.6%	9.1%	6.7%	10.8%	8.7%

        The results above and in the text of this press release for the three months and nine months ended September 30, 2002, and September 30, 2001 and the twelve months ended December 31, 2001 have been adjusted to a basis consistent with that of previous years. EBIT and EBITDA are presented before fair value adjustments, reorganization costs and restructuring and special charges. The basis of this adjustment is detailed in Appendix 1. The term "constant currency" as disclosed in this press release is defined as the re-translation of all 2002 financials at the respective monthly exchange rates applied when translating all 2001 financials during the same period last year.

  •
  Third quarter EBITDA CHF 20 million

  •
  Sales decrease of 8%, quarter on quarter (4% currency adjusted)

  •
  Progressing discussions with key stakeholders regarding a balance sheet restructuring

Helmut Strametz, Chief Executive, said today:

        "Third quarter results show the Company continues to experience significant pricing pressure in many of the industries that we serve. Good progress has been made in a number of major operational restructuring initiatives with benefits expected to show through next year. Meanwhile cost savings have been achieved in relation to IT expenditure and the cost base relating to the activities of the Optronics business. The Company has also completed its review of strategic options in relation to its capital structure and is now progressing discussions with key stakeholders to strengthen its balance sheet and create a firm platform for the development of our business."

Financial Overview

        Net sales were CHF 1,133 million for the nine months ended September 30, 2002, resulting in a 11% decrease as compared to the same period in 2001. Sales in the first nine months, although 11% lower in Swiss francs compared to the same period in 2001, were 6% lower in constant currency. The shortfall compared to last year was primarily due to lower sales prices, particularly in Polymer Specialties and lower demand in our Tooling and Printed Wiring Board Technologies businesses. Sales for the three months ended September 30, 2002 were CHF 358 million, compared to CHF 394 million for the three months ended September 30, 2001, representing a 9% decrease in Swiss francs (1% increase in constant currency).

        Earnings before interest, taxation, depreciation, amortization, reorganization costs and restructuring and special charges (EBITDA) was CHF 76 million for the nine months ended September 30, 2002, representing EBITDA for the third quarter of CHF 20 million as compared to CHF 36 million for the same period in 2001.

        Debt costs (interest on borrowings) were CHF 64 million for the nine months ended September 30, 2002 and net debt (defined as long-term debt plus short-term debt net of cash and cash equivalents) at September 30, 2002 was CHF 953 million (December 31, 2001: CHF 942 million).

Trading Performance

Polymer Specialties

        Polymer Specialties is a world leader in the manufacture and formulation of epoxy specialty resins and formulated systems. The division comprises the Coating Systems, Structural Composites and Electrical Insulating Materials value sectors.

        In the three months ended September 30, 2002, net sales were CHF 266 million. Net sales in the same period in 2001 were CHF 301 million, representing a decrease of 12% (2% lower in constant currency) for 2002 as compared to the same period in 2001. Volume-led improvements as compared with 2001 are continuing to be offset by weak sales prices and unfavorable exchange rates. Our basic resin business continues to experience the most significant price pressure.

        On a regional basis, Asia Pacific's performance continues to be comparable with 2001, while in Europe, performance is slightly below that of 2001. The Americas continues to be the weakest region with revenues more than 20% down as compared to 2001.

        Operating income from Polymer Specialties for the three months ended September 30, 2002 was CHF 36 million (CHF 41 million for the same period in 2001) before the allocation of group infrastructure costs. The decrease is primarily attributable to continued price pressure on commodity products.

Adhesives and Tooling

        This Division services various niche markets for adhesives where there is a need to provide highly reliable, tailored engineering solutions, applications and processing equipment. Knowledge of the particular industry together with the ability to provide qualified or approved products is critical. The tooling market is generally characterised by the continual development of new high value products.

        In the three months ended September 30, 2002 net sales were CHF 72 million as compared to CHF 74 million in the same period last year, representing a decrease of 3% compared to prior year (8% increase in constant currency). Although our adhesives business has outperformed 2001, this has been offset by lower sales in our tooling business. Although direct sales to customers of stereolithography tooling products (SLA) has been slower than planned due to separation issues with 3D Systems Corporation, the third quarter has shown encouraging signs of growth in demand. Our Seamless Modeling Paste markets have also shown signs of growth during the third quarter of 2002. The continued weakness in the automotive and aerospace industries is hindering overall recovery in our tooling business.

        Operating income from Adhesives and Tooling was CHF 10 million for the three months ended September 30, 2002 (CHF 13 million for the same period in 2001) before the allocation of group infrastructure costs.

Optronics

        This Division currently comprises the Printed Wiring Board (PWB) and Optical Performance Alignment Layer (Opal) value sectors.

        In the three months ended September 30, 2002, net sales by this Division were CHF 20 million as compared to CHF 19 million in the same period last year, representing an increase of 5% on prior year (16% increase in constant currency). The increase as compared to the same period in 2001 highlights the partial recovery made following the significant downturn in the electronics industry experienced during the third quarter of 2001.

        The Opal business continues to conduct product testing with potential customers, which if successful could lead to sales on a commercial scale during 2003.

        Operating loss from Optronics for the three months to September 30, 2002 was CHF 2 million (CHF 5 million loss for the same period in 2001) before the allocation of group infrastructure costs.

Gross Profit

        Gross Profit after raw material, freight and all production costs for the three months ended September 30, 2002 was CHF 96 million as compared to CHF 107 million for the corresponding period in 2001. Gross profit margin of 26.8% (27.2% for the same period in 2001) represents a decrease on the previous year, primarily arising as a result of continued price pressure on commodity products.

EBIT and EBITDA

        Earnings before interest, taxation, fair value adjustments, reorganization costs and restructuring and special charges (EBIT) for the three months ended September 30, 2002 was CHF 5 million, a decrease of CHF 19 million compared to CHF 24 million in 2001. The reduction is primarily attributable to lower sales, as a result of lower selling prices and unfavourable exchange rates, and increased group infrastructure costs partially offset by improved sales volumes.

        EBITDA for the three months ended September 30, 2002 was CHF 20 million, a decrease of CHF 16 million compared to CHF 36 million in the same period of 2001.

Interest and Debt

        The group recorded net interest expense was CHF 82 million for the nine months ended September 30, 2002, compared with CHF 86 million for the corresponding period in 2001.

        Interest expense is inclusive of CHF 12 million amortization of financing fees arising from the debt raised to fund the acquisition from Ciba SC (CHF 12 million for the same period in 2001) and CHF 6 million of financial expenses (CHF 5 million for the same period in 2001). Debt costs (interest on borrowings) amounted to CHF 64 million (CHF 69 million for the same period in 2001).

        Cash used in operating activities (inclusive of interest and taxation payments) amounted to CHF 89 million. Cash used in investing activities of CHF 22 million primarily relates to capital expenditures of CHF 30 million, of which CHF 14 million represents settlement of restructuring capital expenditure capitalized in 2001 and CHF 16 million of operating capital expenditure, offset by proceeds from the sale of fixed assets and other long-term assets.

        At September 30, 2002 Vantico had net debt of CHF 953 million (CHF 942 million as at December 31, 2001).

Cash Resources

        As at September 30, 2002, approximately CHF 54 million of the CHF 100 million Revolving Credit Facility was utilised in the form of guarantees for short term borrowing facilities of subsidiary companies, with the balance of CHF 46 million fully drawn by Vantico International. The availability under local facilities of CHF 15 million, and cash and cash equivalents of CHF 60 million, provided total liquidity of CHF 75 million as at September 30, 2002.

        We believe that cash generated from our operations together with available cash and cash equivalents and local undrawn credit facilities will be adequate to meet anticipated operating cash requirements while financial restructuring discussions continue. We expect these discussions to be concluded during the first quarter of 2003. In order for Vantico to meet its existing obligations under the Senior Credit Facilities and the Euro 250 million Senior Notes due 2010, we will require the continued support of our lenders under the Senior Credit Facilities.

Current Trading

        As disclosed in our third quarter Form 6-K, while we do not expect the fourth quarter of 2002 to see a return to the extraordinary trading conditions experienced in the same period for 2001, seasonal trading patterns imply that fourth quarter performance will be lower than the recently completed third quarter. Vantico believes, as at November 29, 2002, that EBITDA of CHF 10 million to CHF 15 million will have been achieved over the period of October and November 2002. Historically trading levels in December are materially lower than preceding months.

Financial Restructuring

        Following a review of the strategic options in relation to its capital structure, Vantico has concluded that a restructuring of its balance sheet is required. Accordingly, Vantico and its principal equity sponsor have entered into discussions with holders of the Euro 250 million 12% Senior Notes. These holders have been invited to form a committee for the purposes of facilitating a dialogue with the Company. Vantico has also contacted holders of the PIK Notes issued by Vantico Holding SA and these PIK Note holders have established a committee for the purposes of facilitating a dialogue with the Company.

        Vantico believes that discussions with its principal stakeholders will enable the Company to strengthen its balance sheet, providing a firm platform for future development. The trade counter-parties of Vantico and its operating subsidiaries are not expected to be impacted by these discussions.

About Vantico

        Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

        Vantico employs approximately 2,750 people in over 30 countries. The company is incorporated in Luxembourg and operates globally in three Divisions: Polymer Specialties, Adhesives and Tooling and Optronics.

        This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities. Some of the information contained herein constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Although management at Vantico Group S.A. believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations.

Contacts:

VANTICO

Helmut Strametz
Chief Executive Officer
Tel: +44 (0) 20 8814 7961
Fax: +44 (0) 20 8814 7962
Email: helmut.strametz@vantico.com

Justin Court
Chief Financial Officer
Tel: +44 (0) 20 8814 7940
Fax: +44 (0) 20 8814 7950
Email: justin.court@vantico.com

Website: www.vantico.com

CLOSE BROTHERS CORPORATE FINANCE

Peter Marshall
Managing Director
Tel: +44 (0) 20 7655 3100
Fax: +44 (0) 20 7650 0999
Email: peter.marshall@cbcf.com

APPENDIX 1

Income Statement

INCOME STATEMENT (CHF millions)	9 months to Sept. 30 2002 per 6-K	Adjustments	Adjusted 9 months to Sept. 30 2002	9 months to Sept. 30 2001 per 6-K	Adjustments	Adjusted 9 months to Sept. 30 2001	Adjusted 12 months to Dec. 31 2001
Polymer Specialties	851	—	851	970	7	977	1,225
Adhesives & Tooling	220	—	220	226	3	229	297
Optronics	62	—	62	71	—	71	90

NET SALES	1,133	—	1,133	1,267	10	1,277	1,612

GROSS PROFIT	303	—	303	350	—	350	426

Selling, General & Admin.	(273)	32	(241)	(272)	55	(217)	(296)
Research & Development	(31)	—	(31)	(33)	—	(33)	(44)
Restructuring and Special Charges	—	—	—	(9)	9	—

EBIT	(1)	32	31	36	64	100	86

DIVISIONAL EBIT ANALYSIS
Polymer Specialties	105	—	105	127	—	127	135
Adhesives & Tooling	31	—	31	45	—	45	55
Optronics	(4)	—	(4)	(2)	—	(2)	(7)
Unallocated costs and Fair Value adjustments	(133)	32	(101)	(134)	64	(70)	(97)

EBIT	(1)	32	31	36	64	100	86

EBITDA*	64	12	76	100	38	138	140

*
EBITDA before restructuring and special charges

        The adjustments in 2002 include the profit effect of the asset revaluation arising from the purchase method of accounting and costs separately identified as reorganization costs. The adjustments in 2001 include restructuring and special charges, the profit effect of the asset revaluation arising from the purchase method of accounting, costs separately identifiable as reorganization costs and the inclusion of the Indian operations, the acquisition of which was completed in March 2001.

        Our Quarterly Report on Form 6-K has been filed with the United States Securities and Exchange Commission. A copy of this report is available on www.vantico.com.

Unallocated Costs, Fair Value Adjustments and Restructuring Charges

        Unallocated costs, fair value adjustments and restructuring charges comprise all group infrastructure costs, certain other net expenses not allocated to reportable business segments, fair value adjustments arising from the application of APB 16 and restructuring charges arising from headcount reduction schemes. The charge for the nine months ended September 30, 2002 amounted to CHF 133 million (CHF 134 million for the nine months ended September 30, 2001).

Unallocated Costs and Fair Value Adjustments (CHF millions)	9 months to Sept. 30 2002	9 months to Sept. 30 2001	12 months to Dec. 31 2001
Group Infrastructure costs	101	70	97
Depreciation	13	16	20
Amortization	7	11	16

Unallocated Operating Costs	121	97	133

Reorganization	12	28	66
Restructuring and special changes	—	9	56

TOTAL	133	134	255

Statement of Adjustments

INCOME STATEMENT (CHF millions)	9 months to Sept. 30 2002	9 months to Sept. 30 2001	12 months to Dec. 31 2001
Polymer Specialties	851	970	1,217
Adhesives & Tooling	220	226	294
Optronics	62	71	90

SALES — 6K/20F	1,133	1,267	1,601

Adjustment for India	—	10	11

SALES per Press Release	1,133	1,277	1,612

Gross Profit — 6K /20F	303	350	426

Selling, General & Admin	(273)	(272)	(398)
Research & Development	(31)	(33)	(44)
Restructuring & Special Charges	—	(9)	(56)

EBIT — 6K/20F	(1)	36	(72)
Adjustments:
Reorganizational costs	12	28	66
Additional depreciation	13	16	20
Additional amortization	7	11	16
Restructuring	—	9	14
Special Charges	—	—	42

EBIT per Press Release	31	100	86

Depreciation	45	38	54

EBITDA per Press Release	76	138	140

Interest Expense

Interest Expense (CHF millions)	9 months to Sept. 30 2002	9 months to Sept. 30 2001	12 months to Dec. 31 2001
Debt costs on borrowing	64	69	92
Capitalized interest	—	—	(2)
Amortization of financing costs	12	12	17
Other Financial Expenses	6	5	10

Interest Expense per 6K/20F	82	86	117

Net Sales and EBITDA summary

2002 Actuals (CHF millions)	Q1	Q2	Q3	Q4	Total
Polymer Specialties	289	296	266	—	851
Adhesives & Tooling	75	73	72	—	220
Optronics	20	22	20	—	62

Total	384	391	358	—	1,133

2002 EBITDA	22	34	20	—	76

% of net sales	5.7%	8.7%	5.6%	—	6.7%
2001 Actuals (CHF millions)	Q1	Q2	Q3	Q4	Total
Polymer Specialties	345	332	301	247	1,225
Adhesives & Tooling	78	77	74	68	297
Optronics	28	24	19	19	90

Total	451	433	394	334	1,612

2001 EBITDA	54	48	36	2	140

% of net sales	12.0%	11.1%	9.1%	0.6%	8.7%
2000 Actuals (CHF millions)	Q1	Q2	Q3	Q4	Total
Polymer Specialties	338	351	342	316	1,347
Adhesives & Tooling	80	76	74	76	306
Optronics	31	33	32	33	129

Total	449	460	448	425	1,782

2000 EBITDA	51	45	58	31	185

% of net sales	11.4%	9.8%	13.0%	7.3%	10.4%

VANTICO GROUP S.A.

FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2002

PART I—FINANCIAL INFORMATION

PART II—OTHER INFORMATION

Item 1	Legal Proceedings	F-23

PART I—FINANCIAL INFORMATION
Item 1 Financial Statements

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in millions of Swiss francs)

	2002 3 months to September 30	2001 3 months to September 30	2002 9 months to September 30	2001 9 months to September 30
Net sales	358	394	1,133	1,267
Cost of goods sold	(262)	(287)	(830)	(917)

Gross profit	96	107	303	350
Selling, general and administrative expenses	(96)	(96)	(273)	(272)
Research and development	(10)	(10)	(31)	(33)
Restructuring and special charges	—	—	—	(9)

Operating (loss)/income	(10)	1	(1)	36
Interest expense	(24)	(32)	(82)	(86)
Unrealised investment (losses)/gains	—	(5)	—	10
Currency exchange gains/(losses)	1	15	(5)	15

Loss before income taxes	(33)	(21)	(88)	(25)
Income taxes	—	(2)	(6)	(12)

Net loss	(33)	(23)	(94)	(37)

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in millions of Swiss francs, except share amounts)

	2002 September 30 (Unaudited)	2001 December 31 (Audited)
ASSETS
Current assets
Cash and cash equivalents	60	65
Short-term investments	—	41
Accounts receivable, net	267	258
Inventories, net	257	262
Prepayments and other current assets	42	40

Total current assets	626	666

Property, plant and equipment, net	595	681
Goodwill, net	87	34
Other intangible assets, net	194	256
Other long-term assets	213	235

Total assets	1,715	1,872

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	147	148
Short-term debt	70	64
Accruals and other current liabilities	120	207

Total current liabilities	337	419

Long-term debt	943	943
Deferred income taxes	43	45
Other long-term liabilities	123	124

Total liabilities	1,446	1,531

Shareholders' equity
Share capital (authorized and issued — 267,741,400 ordinary shares)	669	618
Retained deficit	(333)	(239)
Accumulated other comprehensive loss	(67)	(38)

Total shareholders' equity	269	341

Total liabilities and shareholders' equity	1,715	1,872

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions of Swiss francs)

	Share capital	Retained deficit	Accumulated other comprehensive loss, net of tax	Total
Audited
At December 31, 2000	618	(70)	(13)	535
Net loss	—	(169)	—	(169)
Minimum pension liability	—	—	(5)	(5)
Currency translation adjustments	—	—	(13)	(13)
Adoption of SFAS 133	—	—	(5)	(5)
Net loss on cash flow hedging derivative instruments	—	—	(2)	(2)

At December 31, 2001	618	(239)	(38)	341

Unaudited
Shares issued	51	—	—	51
Net loss	—	(94)	—	(94)
Currency translation adjustments	—	—	(36)	—
Net gain on cash flow hedging derivative instruments	—	—	7	7

At September 30, 2002	669	(333)	(67)	269

See Notes to Consolidated Financial Statements

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Swiss francs)

	2002 9 months to September 30	2001 9 months to September 30
Cash flows from operating activities
Net loss	(94)	(37)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	65	64
Deferred income taxes	—	(2)
Restructuring and special charges	—	9
Restructuring payments	(2)	—
Other, net	2	(22)
Net changes in operating assets and liabilities	(60)	19

Net cash (used in)/provided by operating activities	(89)	31

Cash flows from investing activities
Capital expenditures	(30)	(66)
Proceeds from sale of fixed assets	4	—
Acquisition of business, net of cash acquired	(2)	(5)
Loans and other assets	6	5

Net cash used in investing activities	(22)	(66)

Cash flows from financing activities
Decrease in short-term debt, net	—	(34)
Payments on long-term debt	(78)	(42)
Proceeds from long-term debt	136	60
Deferred financing costs	—	(8)
Proceeds from issuance of ordinary shares	51	—

Net cash provided by/(used in) financing activities	109	(24)

Effect of exchange rate changes on cash and cash Equivalents	(3)	(6)

Net decrease in cash and cash equivalents	(5)	(65)

Cash and cash equivalents, beginning of period	65	163
Cash and cash equivalents, end of period	60	98

See Notes to Consolidated Financial Statements

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Swiss francs)

	2002 3 months to September 30	2001 3 months to September 30	2002 9 months to September 30	2001 9 months to September 30
Net loss	(33)	(23)	(94)	(37)
Other comprehensive (losses)/income net of tax:
Currency translation adjustments	(4)	(39)	(36)	(31)
Adoption of SFAS 133	—	—	—	(5)
Net (loss)/gain on cash flow hedging derivative instruments	—	(1)	7	(4)

Comprehensive loss	(37)	(63)	(123)	(77)

See Notes to Consolidated Financial Statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs)

1.    Basis of combination and presentation

        On May 31, 2000, Vantico International S.A. (a wholly owned subsidiary of Vantico Group S.A.) acquired the Performance Polymers Business of Ciba Specialty Chemicals Holding Inc. as a purchase of assets and shares. Vantico Group, also referred to as the "Company", and Vantico International were incorporated in Luxembourg as special purpose holding companies for the purpose of acquiring and holding an investment in the business.

        The accompanying unaudited interim financial statements as of September 30, 2002, and for the three months and nine months ended September 30, 2002 and 2001, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) but do not include all of the disclosures required by US GAAP for annual consolidated financial statements and as such should be read in conjunction with the Company's most recently filed Annual Report on Form 20-F. In the opinion of management, the interim financial statements reflect all adjustments considered necessary for a fair statement of the information therein, and all such adjustments are of a normally recurring nature.

        The accompanying unaudited consolidated financial statements include the assets, liabilities, results of operations and cash flows attributable to Vantico Group and its wholly owned and majority owned subsidiaries.

        Results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002.

        For further information, see the Company's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report on Form 20-F for the period ended December 31, 2001.

2.    Use of estimates

        The preparation of financial statements in conformity with US GAAP requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These management estimates include, among others, an allowance for doubtful receivables and obsolete and slow moving inventories, estimates of future cash flows associated with assets, asset impairments, and useful lives for depreciation and amortization, loss contingencies, environmental remediation and compliance, income taxes and valuation allowances for deferred tax assets, and the determination of discount and other rate assumptions for pension obligations. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results ultimately may differ materially from those estimates.

3.    Accounting changes

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). They also issued Statement of Financial Accounting Standards No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets ("SFAS 143"), and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), in June and August 2001, respectively.

        SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS 141 superseded APB Opinion No. 16, Business Combinations, and Statement of Financial Accounting Standards No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises and is effective for all business combinations initiated after June 30, 2001. The requirements of the standard had no effect on the Company's results or financial position for the three and nine months ended September 30, 2002 and the year ended December 31, 2001.

        SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS 142, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives but will be required to subject these assets to periodic testing for impairment. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. The Company has adopted the provisions of SFAS 142 with effect from January 1, 2002 and reclassified CHF 63 million (CHF 56 million, net of accumulated amortization) of other intangibles (workforce), to goodwill, consistent with the identification of other intangible assets under SFAS 142. See further disclosure of SFAS 142 in note 6 to the financial statements. In addition, SFAS No. 142 requires completion of a transitional goodwill impairment test within nine months from the date of adoption. It establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. Any goodwill impairment loss during the transition period will be recognized as the cumulative effect of a change in accounting principle. Subsequent impairments, if any, will be recorded in operations. As part of its effort to implement SFAS No. 142, the Company has completed step 1 of the transitional impairment test.

        As a result of the Company's initial step 1 testing for impairment, goodwill impairment losses are likely within the Optronics reporting unit, as identified under the terms prescribed within SFAS 142 for identification of reporting units. The Company has commenced step 2 testing to identify the true nature and extent of any such impairment, through the performance of a full purchase price allocation of assets and liabilities. Such testing is expected to be complete during the fourth quarter of this year.

        The Company, in accordance with the provisions of SFAS 142, will conduct impairment testing annually, during the fourth quarter to coincide with the annual budgeting process.

        In accordance with the provisions of SFAS 142, the goodwill arising upon the Company's acquisition of the Agomet® and Atlas® Adhesives and Tooling business of the Degussa Business Unit, Röhm Specialty Acrylics, completed on July 15, 2001 was not amortized.

        SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company is currently evaluating the provisions of SFAS 143 but expects that the provisions of SFAS 143 will not have a material impact on its consolidated results of operations and financial position upon adoption.

        SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of and APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001 and, in general, are to be applied prospectively. The Company has adopted the provisions of SFAS 144 and intends to carry out a full impairment review during the fourth quarter. The results of this review will be reported on the Company's Form 20-F for the twelve months ended December 31, 2002.

        In April 2002, Statement of Financial Accounting Standards No. 145, Rescission of SFAS No. 4, 44, 64 and Amendment of SFAS No. 13 and Technical Corrections ("SFAS 145"), was issued. SFAS 145, among other factors, prevents treatment as extraordinary those gains or losses on extinguishment of debt not meeting the criteria of APB 30. SFAS 145 is effective for fiscal years beginning after May 15, 2002 and is not expected to have an impact on previously issued financial statements of the Company. However, the adoption could impact the financial statements of subsequent periods.

        In June 2002, Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), was issued. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring) ("EITF 94-3"). SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company believes the adoption of SFAS 146 will not have a significant impact on its financial statements.

4.    Income taxes

        The effective rate of tax of Vantico Group and its subsidiary companies differs from the Luxembourg statutory tax rate. This is principally attributable to valuation allowances on deferred tax assets, tax free income, non-deductible expenses and the effect of differences in overseas tax rates.

5.    Inventories

	2002 September 30	2001 December 31
Raw materials	51	49
Work in process and finished goods	220	231
Allowance for obsolete and slow moving inventories	(14)	(18)

	257	262

6.    Goodwill and other intangible assets

        The following table provides adjusted results for the three months and nine months ended September 30, 2001, as compared with the reported results for the three months and nine months ended September 30, 2002, as if the provisions of SFAS 142 regarding recognition of other intangible assets and non-amortization of goodwill had been applied.

	2002 3 months to September 30	2001 3 months to September 30	2002 9 months to September 30	2001 9 months to September 30
Reported net loss	(33)	(23)	(94)	(37)
Adjustments:
Goodwill and workforce amortization, net of tax	—	1	—	4

Adjusted net loss	(33)	(22)	(94)	(33)

        The following table provides information on the Company's goodwill and other intangible assets.

	September 30, 2002			December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Goodwill
Goodwill	35	(4)	31	38	(4)	34
Workforce, net of tax (1)	63	(7)	56	—	—	—

Adjusted Goodwill	98	11	87	38	(4)	34

Other Intangible Assets
Trade names and marks	174	(14)	160	174	(10)	164
Patents	40	(6)	34	40	(4)	36
Workforce, net of tax (1)	—	—	—	63	(7)	56

Other Intangible Assets	214	20	194	277	(21)	256

(1)
In accordance with the provisions of SFAS 142, the Company has reclassified Workforce from Other Intangible assets to Goodwill. The asset with effect from January 1, 2002, is no longer amortized.

        Amortization expense for other intangible assets was CHF 6 million for the nine months ended September 30, 2002, compared with CHF 10 million for the nine months ended September 30, 2001. For the three months ended September 30, 2002, the amortisation expense for other intangible assets was CHF 2 million, compared with CHF 3 million for the three months ended September 30, 2001. The estimated amortization expense for 2002 and the five succeeding fiscal years is as follows:

Year	Estimated Amortization Expense
2002	8
2003	8
2004	9
2005	8
2006	8
2007	9

7.    Long-term debt

	2002 September 30	2001 December 31
Senior Credit Facilities (a)	607	614
12% Senior Notes due 2010 (b)	366	372
MGDCS Bridge Facility (c)	25	—
Other	—	8

	998	994
Less current portion of long-term debt	(55)	(51)

Total long-term debt	943	943

a)
Vantico International S.A. and certain of its subsidiaries entered into a credit agreement dated December 14, 1999 (which has been amended from time to time). The Senior Credit Facilities comprise:

(i)
a senior collateralized term loan in the maximum principal amount of CHF 450 million that matures on June 30, 2007 and is repayable in semi-annual instalments (the "Term A Loan Facility");

(ii)
a senior collateralized term loan in the maximum principal amount of CHF 95 million that matures on June 30, 2008 and is repayable in semi-annual instalments (the "Term B Loan Facility");

(iii)
a senior collateralized term loan in the maximum principal amount of CHF 80 million that matures on June 30, 2009 and is repayable in semi-annual instalments (the "Term C Loan Facility");

(iv)
a senior collateralized restructuring loan in the maximum principal amount of CHF 75 million (reduced to CHF 49 million on August 24, 2001 and subsequently reduced to CHF 45 million during May, 2002) that is available until December 31, 2002 and matures on December 31, 2004 (the "Restructuring Facility"); and

(v)
a multi-currency revolving loan and guarantee facility in the maximum principal amount of CHF 100 million (the "Revolving Credit Facility").

        As of September 30, 2002, CHF 607 million was drawn down under the Senior Credit Facilities, denominated in Euro 172 million, US$ 177 million and CHF 91 million, of which CHF 359 million was drawn down under the Term A Loan Facility, CHF 87 million under the Term B Loan Facility, CHF 70 million under the Term C Loan Facility, CHF 46 million under the Revolving Credit Facility and CHF 45 million under the Restructuring Facility.

        During the third quarter, the Company drew down CHF 32 million under the Revolving Credit Facility. As of September 30, 2002, approximately CHF 54 million of the Revolving Credit Facility was utilized in the form of guarantees for short-term borrowing facilities of subsidiary companies, of which CHF 13 million had been drawn down under local facilities and is included in short-term debt and CHF 46 million was drawn down directly and is included in long-term debt. The Revolving Credit Facility has a final repayment date of June 30, 2007.

        The Company reached agreement with its lenders under the Senior Credit Facilities to defer testing the third quarter financial covenants contained in the Senior Credit Facilities. This deferral, which has been granted for a limited time, is subject to the Company and Close Brothers Corporate Finance providing certain additional periodic information to the senior lenders. Close Brothers Corporate Finance continue to be engaged by the Company to assist in ongoing negotiations with the senior lenders and other creditors and to consider other options in relation to the capital structure of the group.

b)
On August 1, 2000, Euro 250 million 12% Senior Notes due 2010 were issued. The Senior Notes are senior non-collateralized and subordinated debt obligations, and interest is payable on the notes semi-annually on February 1 and August 1, from February 1, 2001.

c)
On February 1, 2002, the Company and its parent, Vantico Holding, entered into a Bridge Facility with Morgan Grenfell Development Capital Syndications Limited (MGDCS), an affiliate of the principal shareholder of Vantico Holding, Morgan Grenfell Private Equity. On February 5, 2002, the Company drew down Euro 17 million (CHF 25 million) under the Bridge Facility and initially on-loaned such amount to its principal subsidiary, Vantico International. This intercompany loan was subsequently converted into equity in Vantico International on September 16, 2002. On March 13, 2002, the Company's parent, Vantico Holding drew down an additional Euro 17 million (CHF 25 million) under the Bridge Facility and on July 31, 2002, Vantico Holding S.A. drew down the remaining Euro 17 million (CHF 25 million) available under the Bridge Facility. The total proceeds borrowed by Vantico Holding were contributed to the Company's principal subsidiary, Vantico International S.A. initially as intercompany loans. These intercompany loans were subsequently converted to equity in the Company on August 14, 2002, representing a consideration of CHF 51,203,547. The Bridge Facility is an unsecured loan which carries an interest rate of 20% non-cash payment for the amount loaned to Vantico Group, while Vantico Holding incurs interest at 12% non-cash payment. The Bridge Facility has a maturity linked to the receipt of proceeds from a proposed refinancing.

8.    Business segment data

	2002 3 months to September 30	2001 3 months to September 30	2002 9 months to September 30	2001 9 months to September 30
Net sales
Polymer Specialties	266	301	851	970
Optronics	20	19	62	71
Adhesives and Tooling	72	74	220	226

Total net sales	358	394	1,133	1,267

Operating (loss)/income
Polymer Specialties	36	41	105	127
Optronics	(2)	(5)	(4)	(2)
Adhesives and Tooling	10	13	31	45
Restructuring and Special Charges	—	—	—	(9)
Unallocated charges and fair value adjustments	(54)	(48)	(133)	(125)

Total operating (loss)/income	(10)	1	(1)	36

        Unallocated charges and fair value adjustments comprise all corporate related items, certain other expenses not allocated to reportable business segments, and fair value adjustments arising from the application of purchase accounting. The charge in the three months ended September 30, 2002 amounted to CHF 54 million (CHF 48 million for the three months ended September 30, 2001), and comprised CHF 39 million of corporate and other related items (CHF 25 million for the three months ended September 30, 2001), CHF 9 million corporate reorganization costs (CHF 14 million for the three months ended September 30, 2001), and CHF 6 million additional depreciation and amortization arising from the application of purchase accounting (CHF 9 million for the three months ended September 30, 2001). The charge in the nine months ended September 30, 2002 amounted to

CHF 133 million (CHF 125 million for the nine months ended September 30, 2001), and comprised CHF 101 million of corporate and other related items (CHF 70 million for the nine months ended September 30, 2001), CHF 12 million corporate reorganization costs (CHF 28 million for the nine months ended September 30, 2001), and CHF 20 million additional depreciation and amortization arising from the application of purchase accounting (CHF 27 million for the nine months ended September 30, 2001).

9.    Business Segment Reorganization

        With effect from October 1, 2002, the Company transferred direct management of the Optronics business segment to the Chief Executive Officer for Adhesives and Tooling. The Company intends to continue to report its business segments on the current basis given the diverse nature of the Adhesives and Tooling and Optronics businesses.

10.  Share Capital

        On August 14, 2002, the Company issued 20,541,400 ordinary shares to its parent company Vantico Holding S.A. for a consideration of CHF 51,203,547. This was satisfied by the transfer of Vantico Holding's investment in Vantico Ltd. (registered in Gibraltar) thereby making Vantico Ltd. a 100% owned subsidiary of the Company. Subsequently, the entire share capital of Vantico Ltd. was transferred to Vantico International in exchange for 32,028,272 shares in Vantico International.

Item 2 Operating and Financial Review and Prospects

Disclosure Regarding Forward-Looking Information

        The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of Vantico Group S.A. and its subsidiaries. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "may", "will", "should", "expect", "intend", "estimate", "anticipate", "project", "believe", "plan", "seek" and "continue" or other variations or comparable terminology or, in each case, their negative. Forward-looking statements include all matters that are not historical facts.

        This section covers the current performance and outlook of the Company and each of its operating segments. The forward-looking statements in this document reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance and prospects, as well as the industry in which we operate. The forward-looking statements contained in this section and in other parts of this document involve risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized.

        These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. Important factors that could cause those differences include, but are not limited to:

  •
  our financial position;

  •
  our ability to make improvements to our capital structure;

  •
  industry and market trends and volumes;

  •
  fluctuations in prices of our raw materials or in our sales prices;

  •
  our ability to implement our operational restructuring strategy;

  •
  our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their facilities;

  •
  competition and changes in the competitive environment in which we operate; or

  •
  litigation.

        Specifically, projections relating to our year-end EBITDA may differ materially from our actual results due to the following factors (in conjunction with those listed above):

  •
  extent of destocking by customers during December

  •
  duration of plant shutdown periods by our key customers

  •
  unforeseen disruption to production

        In light of these risks, uncertainties, assumptions or other factors, the forward-looking statements described in this document might not occur. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking statements discussed in this Form 6-K not to occur. We undertake no obligation to update publicly or revise publicly any forward-

looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this document.

Critical Accounting Policies

        The critical accounting policies of the Company, included in the Annual Report on Form 20-F for the period ended December 31, 2001, have been consistently applied during the three and nine months ended September 30, 2002.

Consolidated Income Statement Data
(in millions of Swiss francs)

	2002 3 months to September 30	2001 3 months to September 30	2002 9 months to September 30	2001 9 months to September 30
Net sales
Polymer Specialties	266	301	851	970
Optronics	20	19	62	71
Adhesives and Tooling	72	74	220	226

Total net sales	358	394	1,133	1,267
Cost of goods sold	(262)	(287)	(830)	(917)

Gross profit	96	107	303	350
Selling, general and administrative expenses	(96)	(96)	(273)	(272)
Research and development	(10)	(10)	(31)	(33)
Restructuring and special charges	—	—	—	(9)

Operating (loss)/income	(10)	1	(1)	36

Operating income by business segment
Polymer Specialties	36	41	105	127
Optronics	(2)	(5)	(4)	(2)
Adhesives and Tooling	10	13	31	45
Restructuring and Special Charges	—	—	—	(9)
Unallocated charges & fair value adjustments	(54)	(48)	(133)	(125)

Total operating (loss)/income	(10)	1	(1)	36

Comparative Results of Operations for the three and nine months ended September 30, 2002 and September 30, 2001

Net Sales

        Net sales were CHF 358 million for the three months ended September 30, 2002, a decrease of CHF 36 million, or 9%, compared to net sales of CHF 394 million for the same period in 2001. Net sales were CHF 1,133 million for the nine months ended September 30, 2002, a decrease of CHF 134 million, or 11%, over net sales of CHF 1,267 million for the same period in 2001. Net sales during the third quarter continued to be impacted by price pressure, particularly for basic resin products and the negative impact of exchange rates compared to the same period in 2001. This price pressure on net sales has been partially offset by increases in volumes as compared to 2001, particularly in Polymer Specialties, although we have experienced lower demand in our Tooling and Printed Wiring Board Technologies businesses.

Polymer Specialties

        Net sales of Polymer Specialties were CHF 266 million for the three months ended September 30, 2002, a decrease of CHF 35 million, or 12%, compared to net sales of CHF 301 million for the same period in 2001. Net sales of Polymer Specialties were CHF 851 million for the nine months ended September 30, 2002, a decrease of CHF 119 million, or 12%, compared to net sales of CHF 970 million for the same period in 2001. Volume-led improvements as compared with 2001 are continuing to be offset by weak sales prices and unfavourable exchange rates. Sales volumes of 182,600 tonnes for the nine months ended September 30, 2002 represent, 4,700 tonnes, or 2.6%, increase over sales volumes of 177,900 in the same period in 2001. Our basic resins business continues to experience the most significant price pressure.

Optronics

        Net sales of Optronics were CHF 20 million for the three months ended September 30, 2002, an increase of CHF 1 million, or 5%, compared to net sales of CHF 19 million for the same period in 2001. Net sales of Optronics were CHF 62 million for the nine months ended September 30, 2002, a decrease of CHF 9 million, or 13%, compared to net sales of CHF 71 million for the same period in 2001. The increase in net sales for the three months ended September 30, 2002 as compared to the same period in 2001 highlights the partial recovery made following the downturn in the electronics industry which started in the second quarter and accelerated through the third quarter of 2001. Sales volumes for the nine months ended September 30, 2002 remain some 20% below those for the same period in 2001.

Adhesives and Tooling

        Net sales of Adhesives and Tooling were CHF 72 million for the three months ended September 30, 2002, a decrease of CHF 2 million, or 3%, compared to net sales of CHF 74 million for the same period in 2001. Net sales of Adhesives and Tooling were CHF 220 million for the nine months ended September 30, 2002, a decrease of CHF 6 million, or 3%, compared to net sales of CHF 226 million for the same period in 2001. Our adhesives business continues to outperform 2001, but this is more than offset by lower sales in our tooling business. Although our tooling business was impacted by a delay in the settlement with 3D Systems Inc. for stereolithography tooling products earlier in the year, sales have shown signs of recovery during the third quarter, particularly in the stereolithography and seamless modelling paste markets.

Gross Profit

        Gross profit is net sales less cost of goods sold. Cost of goods sold is comprised of raw materials costs, labor costs and other fixed costs incurred in the production process, unabsorbed production costs, transportation costs prior to final distribution, and duty. Gross profit was CHF 96 million for the three months ended September 30, 2002, a decrease of CHF 11 million, or 10%, compared to gross profit of CHF 107 million in the same period in 2001. Gross profit margin decreased to 26.8% in the three months ended September 30, 2002 compared to 27.2% in the same period in 2001. For the nine months ended September 30, 2002, gross profit was CHF 303 million, a decrease of CHF 47 million, or 13%, compared to gross profit of CHF 350 million for the same period in 2001. Gross profit margin decreased to 26.7% in the nine months ended September 30, 2002 compared to 27.6% in the same period in 2001.

        The decrease in gross profit margin for the three months and nine months ended September 30, 2002 was primarily due to continued sales price pressure across all three business segments.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses comprises marketing costs, the costs of distribution to the customer and direct overhead costs borne by the business segments. Selling, general and administrative expenses were CHF 96 million for the three months ended September 30, 2002, unchanged from the same period in 2001. For the nine months ended September 30, 2002, selling general and administrative expenses were CHF 273 million, an increase of CHF 1 million from CHF 272 million in the same period in 2001. Selling general and administrative expenses are comparable for the three months and nine months ended September 30, 2002 unchanged from the same period in 2001. Reductions in business operating expenses have been largely offset by increases in group infrastructure costs as compared to the same periods in 2001.

Research and Development

        Research and development costs were CHF 10 million for the three months ended September 30, 2002, unchanged from the same period in 2001. For the nine months ended September 30, 2002, research and development costs were CHF 31 million, compared to CHF 33 million in the same period in 2001, and unchanged at 3% of net sales.

Restructuring and Special Charges

        Restructuring and special charges were Nil for the three months ended September 30, 2002, unchanged from the same period in 2001. Restructuring and special charges for the nine months ended September 30, 2002 were Nil, compared to CHF 9 million for the same period in 2001. The charges during the nine months ended September 30, 2001 were incurred as a result of a headcount reduction program primarily relating to Swiss operating locations.

Operating (Loss)/Income

        Operating loss was CHF 10 million for the three months ended September 30, 2002, compared to CHF 1 million operating income in the same period in 2001. For the nine months ended September 30, 2002, operating loss was CHF 1 million compared to CHF 36 million operating income in the same period in 2001. The losses principally relate to reduced selling prices and unfavourable exchange rates as compared to the same period in 2001 which continue to significantly impact gross profit.

Operating Income by Business Segment

        The Company evaluates the performance of its reportable business segments based on operating income before all corporate related items, fair value adjustments arising from the application of purchase accounting, restructuring and special charges, and certain other net expenses not allocated to reportable business segments.

Polymer Specialties

        Operating income from Polymer Specialties was CHF 36 million for the three months ended September 30, 2002, a decrease of CHF 5 million, compared to CHF 41 million for the same period in 2001. For the nine months ended September 30, 2002, operating income was CHF 105 million, a decrease of CHF 22 million, compared to CHF 127 million in the same period in 2001. The decrease reflects the continued erosion of sales prices and unfavorable exchange rates, only partially offset by sales volume improvements as compared to the same period in 2001.

Optronics

        Operating loss from Optronics was CHF 2 million for the three months ended September 30, 2002, a reduction of CHF 3 million, over CHF 5 million operating loss for the same period in 2001. For the nine months ended September 30, 2002, operating loss was CHF 4 million, an increase of CHF 2 million, compared to a CHF 2 million operating loss in the same period in 2001. The reduction in operating losses for the third quarter reflects the poor trading conditions experienced during 2001 rather than any improvement in current trading conditions. The increases in operating losses for the nine months ended September, 30, 2002 as compared to the same period during 2001 reflects the lack of a full and sustained recovery in the electronics industry from the downturn which began during the second quarter of 2001.

Adhesives and Tooling

        Operating income from Adhesives and Tooling was CHF 10 million for the three months ended September 30, 2002, a decrease of CHF 3 million, compared to CHF 13 million in the same period in 2001. For the nine months ended September 30, 2002, operating income was CHF 31 million, a decrease of CHF 14 million, compared to CHF 45 million for the same period in 2001. The decrease primarily arises from losses recognized under the terms of the settlement agreement with 3D Systems Corporation for the buy-back of stereolithography products and decreased demand for such products during the period prior to the settlement in April 2002, although the third quarter has showed some signs of recovery. Current operating income continues to be constrained by the weak automotive and aerospace industries.

Interest Expense

        In the three months ended September 30, 2002, interest expense was CHF 24 million, compared with CHF 32 million for the same period in 2001. For the nine months ended September 30, 2002, interest expense was CHF 82 million, compared with CHF 86 million for the same period in 2001. The interest expense relates to long-term debt raised to finance the acquisition of the Performance Polymers Business from Ciba SC and Bridge Facility provided by MGDCS.

Unrealized Investment (Losses)/Gains

        We recognized no unrealized holding gain or loss for the three months ended September 30, 2002 compared to a CHF 5 million unrealised holding loss for the three months ended September 30, 2001 in respect of our investment in 3D Systems Corporation, a U.S. listed company, which was accounted for as a trading security and recorded at its fair market value in the income statement. For the nine months ended September 30, 2002, we recognised no unrealised holding gain or loss, compared to a CHF 10 million unrealized holding gain during the same period in 2001. The majority of this investment (1.55 million shares of common stock) was delivered to 3D Systems on April 22, 2002 under the terms of the settlement agreement. The remaining investment in 3D Systems was sold during the second quarter of 2002 for a consideration of CHF 4 million.

Currency Exchange (Losses)/Gains

        Currency exchange losses principally arise from the re-translation of the element of the debt structure that is not denominated in the Company's reporting currency of Swiss francs. In the three months ended September 30, 2002, currency exchange gains were CHF 1 million compared to CHF 15 million in the same period of 2001. For the nine months ended September 30, 2002, currency exchange losses were CHF 5 million compared to CHF 15 million gain in the same period of 2001.

Income Taxes

        The effective rate of tax of Vantico Group and its subsidiary companies differs from the Luxembourg statutory tax rate. This is principally attributable to valuation allowances on deferred tax assets, tax free income, non-deductible expenses and the effect of differences in overseas tax rates.

Debt and Commitments

        At September 30, 2002, we had short-term debt of CHF 70 million owed to third parties, and long-term debt of CHF 943 million.

        Long-term debt incurred in connection with the acquisition of the Performance Polymers Business of Ciba SC is principally drawn down under the Senior Credit Facilities. The total outstanding as of September 30, 2002, CHF 607 million (short-term portion CHF 55 million), is denominated in Euro (€ 172 million), U.S. Dollars (US$ 177 million) and Swiss Francs (CHF 91 million), to provide a better match of debt currencies to cash flow.

        We are obligated to repay the Term A Facility, the Term B Facility and the Term C Facility, under the Senior Credit Facility, by June 30, 2007, June 30, 2008 and June 30, 2009, respectively via six-monthly amortization payments on June 30 and December 31, of each year. These facilities are fully drawn.

        On August 1, 2000, Euro 250 million 12% Senior Notes due 2010 were issued. The notes bear interest at 12% per annum, which is payable semi-annually on February 1 and August 1 from February 1, 2001.

        As at September 30, 2002, approximately CHF 54 million of the CHF 100 million Revolving Credit Facility was utilised in the form of guarantees for short term borrowing facilities of subsidiary companies, with the balance of CHF 46 million, fully drawn by the Company. The availability under local facilities of CHF 15 million, and cash and cash equivalents of CHF 60 million, provided total liquidity of CHF 75 million as at September 30, 2002.

        The Company reached agreement with its lenders under the Senior Credit Facilities to defer testing the third quarter financial covenants contained in the Senior Credit Facilities. This deferral, which has been granted for a limited time, is subject to the Company and Close Brothers Corporate Finance providing certain additional periodic information to the senior lenders. Close Brothers Corporate Finance continue to be engaged by the Company to assist in ongoing negotiations with the senior lenders and other creditors and to consider other options in relation to the capital structure of the group.

        We believe that cash generated from our operations together with available cash and cash equivalents and local undrawn credit facilities will be adequate to meet anticipated operating cash requirements while discussions continue. We expect these discussions to be concluded during the first quarter of 2003. In order for Vantico to meet its existing obligations under the Senior Credit Facilities we will require the continued support of our lenders under the Senior Credit Facilities.

Financial Restructuring

        Following a review of the strategic options in relation to its capital structure, Vantico has concluded that a restructuring of its balance sheet is required. Accordingly, Vantico and its principal equity sponsor have entered into discussions with holders of the Euro 250 million 12% Senior Notes due 2010. These holders have been invited to form a committee for the purposes of facilitating a dialogue with the Company. Vantico has also contacted holders of the PIK Notes issued by Vantico Holding and these PIK Note holders have established a committee for the purposes of facilitating a dialogue with the Company.

        Vantico believes that discussions with its principal stakeholders will enable the Company to strengthen its balance sheet, providing a firm platform for future development. The trade counter-parties of Vantico and its operating subsidiaries are not expected to be impacted by these discussions.

Liquidity and Capital Resources

Cash Flows

        The Company's cash flows for the nine months ended September 30, 2002 comprise net cash used in operating activities of CHF 89 million, net cash used in investing activities of CHF 22 million, and net cash provided by financing activities of CHF 109 million, resulting in a net cash position of CHF 60 million at September 30, 2002, being a net decrease in cash of CHF 5 million, including the negative effect of CHF 3 million arising from exchange rate movements.

        The negative cash flows from operating activities for the nine months ended September 30, 2002 of CHF 89 million, primarily arose through an increase in accounts receivables (a result of low sales during December 2001), in addition to cash outflows in respect of business reorganization activities during 2001. The cash provided by operating activities of CHF 31 million for the nine months ended September 30, 2001 primarily arose through operating income, supported by working capital management.

        The net cash used in investing activities for the nine months ended September 30, 2002 of CHF 22 million primarily arose through capital expenditures of CHF 30 million, which largely relates to the settlement of approximately CHF 14 million of expenditures incurred during the twelve months ended December 31, 2001. This was partially offset by positive cash flows of CHF 4 million from fixed asset disposals, and proceeds of CHF 4 million from the sale of the Company's remaining holding in 3D Systems Inc. shares. The final instalment of CHF 2 million on our acquisition of the Agomet® and Atlas® adhesives and tooling business from Röhm was also paid during the nine months ended September 30, 2002. The net cash used in investing activities for the nine months ended September 30, 2001 of CHF 66 million primarily arose through capital expenditure, offset by positive cash flows on other assets and price adjustments following the acquisition from Ciba SC.

        The net cash provided by financing activities of CHF 109 million arose through the draw down of CHF 15 million under the Restructuring Facility, CHF 46 million of debt under the revolving credit facility and CHF 75 million under the MGDCS Bridge Facility, offset by repayment of CHF 4 million under the restructuring facility and repayment of CHF 24 million under the senior term loans. The net cash used in financing activities of CHF 24 million for the nine months ended September 30, 2001 arose through the draw down of CHF 34 million under the Restructuring Facility, offset by repayment on short-term debt CHF 34 million and long-term debt under the Senior Credit Facility of CHF 16 million.

Share Capital

        On August 14, 2002, the Company issued 20,541,400 ordinary shares to its parent company Vantico Holding S.A. for a consideration of CHF 51,203,547. This was satisfied by the transfer to Vantico Group of Vantico Holding's investment in Vantico Ltd. (registered in Gibraltar) thereby making Vantico Ltd. a 100% owned subsidiary of the Company. Subsequently, Vantico Group transferred its interest in Vantico Ltd. to Vantico International in exchange for 32,028,272 shares in Vantico International.

Capital Expenditures

        We currently plan to implement approximately CHF 30 million in capital expenditures during the next twelve months. This expenditure will be used for maintenance of production sites and to implement our business strategy regarding operations and health and safety. The funding for capital expenditure during the next twelve months will require the continued support of our lenders under the Senior Credit Facilities.

Item 3 Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents the risk of changes in raw materials prices and the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates as well as raw material prices. Prior to the acquisition of the Performance Polymers Business of Ciba SC, Ciba SC provided all treasury functions to the business. The objective of our financial risk management strategy is to protect us against significant unfavorable changes in financial markets and thus help us secure profitability. Funding and management of the financial risks is the responsibility of our Group Treasurer, who reports directly to the Chief Financial Officer.

        We cannot predict how successful our risk management strategy will be and whether it will result in increases or decreases in our market risk exposure in the future. As part of the acquisition of the Performance Polymers Business of Ciba SC, however, we have incurred significant amounts of debt in various currencies, which may expose us to certain interest rate and exchange rate risk. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country, commodity, credit and legal risks, and are not represented in the following analyses.

Interest Rate Risk

        Our borrowings as of September 30, 2002 are denominated in Euro 439 million (63% of total borrowings), U.S. dollars 177 million (27% of total borrowings), Swiss francs 91 million (9% of total borrowings) and immaterial amounts in other currencies (1% of total borrowings), with both fixed and floating rates of interest. We expect to actively monitor our interest rate exposure on these borrowings. The 12% Senior Notes due 2010 are fixed-rate and denominated in Euro. The Company is obligated to hedge its interest rate exposure under the Senior Credit Facilities by no less than 70% of the principal amount outstanding on the facility under the term loans for at least three years. In July 2000, Vantico International entered into two amortizing interest rate swap agreements, one each in Euro and U.S. dollars and three swaption agreements. The swaps were for a period of two years and matured on June 30, 2002, supplemented by swaptions for year three. The swaps carried fixed interest rates payable of 5.16% and 7.00% for the Euro and U.S. dollar contracts, respectively, whilst receiving three month Euribor and USD Libor. The swaptions carried fixed interest rates payable of 5.35% and 7.25% for the Euro and U.S. dollar contracts, respectively, and also received three month Euribor and USD Libor. The Company has not exercised its option on the swaption as it would be uneconomic to do so, hence the fair market value of interest rate swaps and swaptions as of September 30, 2002 is Nil. An estimated hypothetical negative effect of 100 basis point (or one percent per year) increase in interest rates would result in an increase in interest expense per year of CHF 6 million based on our debt position as of September 30, 2002.

Price Volatility of Raw Materials

        There has historically been fluctuation in raw material prices in Polymer Specialties due to volatile prices in feedstocks, which drive prices of the key raw materials. However, we have in place a number of long-term co-producer supply contracts that dampen the impact of the volatility of raw material prices. In addition, longer-term increases in raw material costs may over time generally be passed on to the customer through higher sales prices aided by the transparency of price movements in key raw material markets.

Currency Exchange Risk

        We face currency exchange risk as the denomination of our revenues does not exactly match the denomination of our costs, our capital expenditures and our debt service obligations. For example, our liabilities under the Senior Credit Facilities have repayment obligations in Euro and U.S. dollars and the Senior Notes are denominated in Euro. Our policy with regard to currency exchange risk is to naturally hedge to the extent possible by matching revenues with costs and assets with liabilities in various currencies. For example, we have incurred debt expense payments in currencies in general proportion to the currencies of our revenues. We will consider hedging the risk of exchange rate fluctuations, provided we can obtain hedging arrangements on commercially satisfactory terms. Accordingly, movements in currency exchange rates may have an adverse effect on our ability to service our obligations and, thus, our financial condition and results of operations. The Swiss franc appreciated approximately 2% against the Euro during the first nine months of 2002 as compared to a 4% appreciation during the same period in 2001. The Swiss franc has appreciated approximately 11% against the U.S. dollar during the first nine months of 2002 as compared to an appreciation of 5% during the same period in 2001. An estimated hypothetical 10% depreciation of the Swiss franc against other currencies would result in an increase in debt obligations of CHF 90 million as of September 30, 2002 and an increase in interest expense of CHF 6 million for the nine months ended September 30, 2002.

PART II

Item 1 Legal Proceedings

        Certain products of the Optronics division infringe patents owned by Taiyo. The Company has concluded a license agreement with Taiyo whereby it obtains the right to exploit the Taiyo patents. Back royalties and periodic royalty payments for future use are provided for by the license agreement. Vantico is pursuing Ciba SC for reimbursement of royalty payments and its associated losses under the warranty provisions of the transaction agreement by which we acquired the Performance Polymers Business from Ciba SC. Legal proceedings have not yet been commenced.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANTICO GROUP S.A.
NOVEMBER 29, 2002	/s/ JUSTIN COURT Justin Court Chief Financial Officer

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Vantico Group Announces Third Quarter Results
APPENDIX 1
VANTICO GROUP S.A. FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2002
PART I—FINANCIAL INFORMATION
PART II—OTHER INFORMATION
PART I—FINANCIAL INFORMATION Item 1 Financial Statements
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (in millions of Swiss francs)
CONSOLIDATED BALANCE SHEETS (in millions of Swiss francs, except share amounts)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in millions of Swiss francs)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of Swiss francs)
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in millions of Swiss francs)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (in millions of Swiss francs)
Item 2 Operating and Financial Review and Prospects
PART II
SIGNATURE